UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

QPAGOS
(Name of Issuer)

Common Stock
(Title of Class of Securities)

74737L 108
(CUSIP Number)

May 12, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

__________

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	74737L 108

1.	NAME OF REPORTING PERSON Gibbs International, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION South Carolina
NUMBER OF SHARES	5.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH	6.	SHARED VOTING POWER 6,245,000(1)
REPORTING PERSON WITH:	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,245,000(1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,245,000(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.2%
12.	TYPE OF REPORTING PERSON CO

1  Comprised of (i) 4,300,000 shares of common stock and warrants to purchase 880,000 shares of common stock held by Gibbs International, Inc. of which Jimmy I. Gibbs is an officer, director and the sole shareholder, and (ii) 1,065,000 shares of common stock held by Gibbs Investment Holdings, LLC of which Jimmy I. Gibbs is an equityholder.

CUSIP No.	74737L 108

1.	NAME OF REPORTING PERSON Jimmy I. Gibbs
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION South Carolina
NUMBER OF SHARES	5.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH	6.	SHARED VOTING POWER 6,245,000(2)
REPORTING PERSON WITH:	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,245,000(2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,245,000(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.2%
12.	TYPE OF REPORTING PERSON IN

2  Comprised of (i) 4,300,000 shares of common stock and warrants to purchase 880,000 shares of common stock held by Gibbs International, Inc. of which Jimmy I. Gibbs is an officer, director and the sole shareholder, and (ii) 1,065,000 shares of common stock held by Gibbs Investment Holdings, LLC of which Jimmy I. Gibbs is an equityholder.

CUSIP No.	74737L 108

Item 1.	(a).	Name of Issuer:

QPAGOS

(b).	Address of issuer's principal executive offices:

Paseo del la Reforma 404 Piso 15 PH Col. Juarez, Del. Cuauhtemoc Mexico, D.F. C.P. 06600

Item 2.	(a).	Names of persons filing:

This statement on Schedule 13G is being jointly filed by: (i) Gibbs International, Inc. and (ii) Jimmy I. Gibbs. Jimmy I. Gibbs is an officer, director and the sole shareholder of Gibbs International, Inc.

(b).	Address or principal business offices or, if none, residence:

The address of Jimmy I. Gibbs and the principal business office of Gibbs International, Inc. is: 9855 Warren H. Abernathy Highway Spartanburg, South Carolina 29301

(c).	Citizenship:

Gibbs International, Inc. is a corporation organized under the laws of South Carolina. Jimmy I. Gibbs is an individual resident of South Carolina.

(d).	Title of class of securities:

Common Stock

(e).	CUSIP No.:

74737L 108

Item 3.	If this Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o ).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Gibbs International, Inc. – 6,245,000 shares Jimmy I. Gibbs – 6,245,000 shares

(b)	Percent of class:

Gibbs International, Inc. – 11.2% Jimmy I. Gibbs – 11.2%

Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote	Gibbs International, Inc. – 0 Jimmy I. Gibbs – 0

(ii)	Shared power to vote or to direct the vote	Gibbs International, Inc. – 6,245,000 Jimmy I. Gibbs – 6,245,000

(iii)	Sole power to dispose or to direct the disposition of	Gibbs International, Inc. – 0 Jimmy I. Gibbs – 0

(iv)	Shared power to dispose or to direct the disposition of	Gibbs International, Inc. – 6,245,000 Jimmy I. Gibbs – 6,245,000

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

List of Exhibits
Exhibit No.	Description
99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 14, 2016
Date

GIBBS INTERNATIONAL, INC.

	By:	/s/ Jimmy I. Gibbs
	Name:	Jimmy I. Gibbs
	Title:	President and Chief Executive Officer

/s/ Jimmy I. Gibbs
Jimmy I. Gibbs